UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)

Accel Entertainment, Inc.
(Name of Issuer)

Class A-1 Common Stock, par value $0.0001 per share
(Titles of Class of Securities)

00436Q106
(CUSIP Number)

c/o TPG Global, LLC
301 Commerce Street, Suite 3300
Fort Worth, TX 76102
(817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00436Q106	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
Karl Peterson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,295,113 (See Items 3, 4 and 5)*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,295,113 (See Items 3, 4 and 5)*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,295,113 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.39% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	Reflects (i) 2,775,646 Class A-1 Shares (as defined herein) currently held, and (ii) 1,519,467 Class A-1 Shares issuable upon the exercise of 1,519,467 Warrants (as defined herein).

**
The calculation is based on 79,749,527 Class A-1 Shares, which includes the (i) 78,230,060 Class A-1 Shares outstanding as of March 12, 2020, as set forth in the Issuer’s (as defined herein) Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2020, and (ii) 1,519,467 Class A-1 Shares issuable to the Reporting Person upon the exercise of 1,519,467 Warrants reported herein.

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of Class A-1 Common Stock, par value $0.0001 per share (“Class A-1 Shares”), of Accel Entertainment, Inc., a Delaware corporation (“Accel” or the “Issuer”).  The principal executive offices of Accel are located at 140 Tower Drive, Burr Ridge, Illinois 60527.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Karl Peterson (the “Reporting Person”).  The business address of such Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The present principal occupation of Mr. Peterson is Senior Partner of TPG Capital (“TPG”) and Managing Partner of TPG Pace Group.  Mr. Peterson served as a director, President and Chief Executive Officer of the Issuer prior to the Business Combination (as defined below) and upon the consummation of the Business Combination became Chairman of the board of directors of the Issuer (the “Board”). Mr. Peterson is a United States citizen.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

As previously disclosed by the Issuer in the Current Report on Form 8-K filed with the Commission on November 26, 2019 (the “November 26th 8-K”), on November 20, 2019, TPG Pace Holdings Corp., the predecessor to the Issuer, consummated the business combination with Accel Entertainment Inc., a Delaware corporation, pursuant to that certain Transaction Agreement, dated as of June 13, 2019 (as amended on July 22, 2019 and October 3, 2019), by and among the parties thereto (the “Business Combination”).

In connection with the consummation of the Business Combination, the Reporting Person received 1,519,467 warrants to purchase 1,519,467 Class A-1 Shares (the “Warrants”).  In accordance with the Warrant Agreement, dated as of November 20, 2019 (the “Warrant Agreement”), by and between the Issuer and Continental Stock Transfer & Trust Company (“Continental”), on March 18, 2020, the Reporting Person’s Warrants became exercisable upon the effectiveness of the Issuer’s registration statement on Form S-1.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b)  The following sentence assumes that there is a total of 79,749,527 Class A-1 Shares outstanding, which includes the (i) 78,230,060 Class A-1 Shares outstanding as of March 12, 2020, as set forth in the Issuer’s Annual Report on Form 10-K, filed with the Commission on March 16, 2020, and (ii) 1,519,467 Class A-1 Shares issuable to the Reporting Person upon the exercise of his 1,519,467 Warrants.  Pursuant to Rule 13d-3 under the Act, the Reporting Person may be deemed to beneficially own 4,295,113 Class A-1 Shares, including (i) 2,775,646 Class A-1 Shares held directly and (ii) 1,519,467 Class A-1 Shares issuable upon the exercise of the 1,519,467 Warrants , which constitutes approximately 5.39% of the Issuer’s outstanding Class A-1 Shares.  The foregoing does not include (i) shares of Class A-2 common stock (“Class A-2 Shares”) exchangeable on a one-for-one basis for Class A-1 Shares, subject to the satisfaction of certain performance criteria by the Company pursuant to the Restricted Stock Agreement, and (ii) Class A-1 Shares underlying restricted stock units awarded to the Reporting Person for his service on the Board pursuant to the Issuer’s director compensation program, which vest on December 31, 2020 in accordance with their terms, subject to the Reporting Person’s continuing service on the Board.

(c)  Except as set forth in this Item 5, the Reporting Person has not effected any transaction in Class A-1 Shares during the past sixty (60) days.

(d)  To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Warrant Agreement

As previously disclosed by the Issuer in the November 26th 8-K, pursuant to the Warrant Agreement, each warrant entitles the holder to purchase one Class A-1 Share at an exercise price of $11.50 per Class A-1 Share in accordance with its terms and subject to adjustments substantially similar to those applicable to the other outstanding warrants of the Issuer, at any time 30 days after the consummation of the Business Combination, subject to the registration of the warrants with the Securities and Exchange Commission (the “Commission”).

This summary description does not purport to be complete and is qualified in its entirety by reference to the Warrant Agreement, a copy of which is filed as Exhibit 1 to this Statement.

Registration Rights Agreement

On November 20, 2019 and in connection with the closing of the Business Combination, the Reporting Person entered into a Registration Rights Agreement with the Issuer and certain other holders of the Issuer’s Class A-1 Shares, including certain of the Issuer’s directors and officers (the “Registration Rights Agreement”).  Pursuant to the Registration Rights Agreement, the Reporting Person is entitled to demand that the Issuer register for resale certain shares of the Issuer held by him at any time from and after the consummation of the Business Combination and subject to certain lock-up restrictions.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 2 to this Statement.

Restricted Stock Agreement

On November 20, 2019 and in connection with the closing of the Business Combination, the Reporting Person entered into a Restricted Stock Agreement with the Issuer and certain other holders of the Issuer’s Class A-2 Shares (the “Restricted Stock Agreement”), pursuant to which Class A-2 Shares held by certain stockholders, including the Reporting Person, automatically convert into an equal number of Class A-1 Shares with no further action required on the part of the holder, which sets forth the terms upon which the Class A-2 Shares will be exchanged for an equal number of validly issued, fully paid and non-assessable Class A-1 Shares upon the achievement of certain performance measures by the Issuer, subject to the terms and conditions of the Restricted Stock Agreement.  On January 14, 2020, the Issuer converted the first tranche of Class A-2 Shares to Class A-1 Shares following the satisfaction of certain stock price performance goals.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Restricted Stock Agreement, a copy of which is filed as Exhibit 3 to this Statement.

Indemnification Agreement

On November 20, 2019, the Reporting Person entered into an indemnity agreement with the Issuer as a director of the Issuer (the “Indemnity Agreement”).  The Indemnity Agreement provides that, subject to limited exceptions, and among other things, the Issuer will indemnify the Reporting Person to the fullest extent not prohibited by the provisions of its bylaws and the Delaware General Corporation Law for claims arising in his capacity as a director of the Issuer.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Indemnity Agreement, a copy of which is filed as Exhibit 4 to this Statement.

Director Compensation

As a member of the Board, the Reporting Person may be entitled to receive cash and/or equity compensation, including restricted stock units or other equity awards, pursuant to the Issuer’s non-employee director compensation program, in effect from time to time.

Item 7.	Material to be Filed as Exhibits.

1.	Warrant Agreement, dated as of November 20, 2019 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 26, 2019).

2.	Registration Rights Agreement, dated as of November 20, 2019 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 26, 2019).

3.	Restricted Stock Agreement, dated as of November 20, 2019 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the Commission on November 26, 2019).

4.	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 26, 2019).

5.	Authorization and Designation Letter, dated March 30, 2020, by Karl Peterson.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2020

Karl Peterson

By:	/s/ Michael LaGatta
Name: Michael LaGatta, on behalf of Karl Peterson (1)

(1) Michael LaGatta is signing on behalf of Mr. Peterson pursuant to an authorization and designation letter dated March 30, 2020, which is filed herewith as an exhibit.

INDEX TO EXHIBITS

1.	Warrant Agreement, dated as of November 20, 2019 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 26, 2019).

2.	Registration Rights Agreement, dated as of November 20, 2019 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 26, 2019).

3.	Restricted Stock Agreement, dated as of November 20, 2019 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the Commission on November 26, 2019).

4.	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 26, 2019).

5.	Authorization and Designation Letter, dated March 30, 2020, by Karl Peterson.